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                                                               Exhibit (a)(1)(G)


       Correspondence to All Option Holders, Dated October 23, 2001


Notice to all RCN Corporation option holders:

We have previously sent you written documents regarding our offer to exchange outstanding stock options for new stock options. This offer was to expire at 11:59 P.M., Eastern Standard Time, on Tuesday, October 23, 2001. Please note that we have extended this offer such that it will now expire at 11:59 P.M., Eastern Standard Time, on Tuesday, November 6, 2001. You will shortly be receiving information regarding the terms of this extension.